UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2019

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82‑____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File No. 333-192720, 333-207933, 333-215983, 333-222891 and 333-233267, and the Registrant’s Form F-3 Registration Statement, as amended, File No. 333-214816.

Kamada Delays 2019 Annual General Meeting of Shareholders

Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company, announced today that its 2019 Annual General Meeting of Shareholders, which was scheduled to take place on Monday, November 4, 2019 at 2:00 p.m. Israel time, has been delayed.  Shareholders will be notified of the exact date, time and location of the rescheduled 2019 Annual General Meeting, as well as the new record date, at a later date.

Kamada’s Board of Directors has elected to delay the Annual General Meeting to allow additional time to communicate with Brosh Capital Partners about the proposal it submitted for the meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 2, 2019	KAMADA LTD.
By: /s/ Orna Naveh
Orna Naveh General Counsel and Corporate Secretary